FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

May 15, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on May 15, 2008.

Item 4.

Summary of Material Change

Tournigan Energy Ltd. provides clarification

Item 5.

Full Description of Material Change

In regards to recent comments published by certain news media agencies, Tournigan Energy Ltd. clarifies that it is in confidential discussions with a number of industry parties in the normal course of business. No agreements have been entered into at this time.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck,
President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 15th day of May, 2008.